Management Information Circular	Zi Corporation

Ernst & Young LLP as the auditor for the Corporation for the ensuing year and authorizing the directors to fix the compensation of the auditor.

Statement of Executive Compensation

A.     Compensation of Directors

Executive officers of the Corporation, who also act as directors of Zi Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers. (See "Compensation of Executive Officers").

The 2007 compensation plan for directors called for the following payments and option grants (which do not apply to any director serving as an executive officer of Zi):

Each director received an annual retainer of $10,000. The Chairman of the Board of Directors received an additional monthly retainer in the amount of $3,000 per month. The Chairman of the Audit Committee received an annual retainer of $5,000, and all other members of the Audit Committee received an annual retainer of $2,500 each. The Chairman of the Compensation Committee received an annual retainer of $4,000, and all other members of the Compensation Committee received an annual retainer of $2,000 each. The Chairman of the Corporate Governance Committee received an annual retainer of $3,000, and all other members of the Corporate Governance Committee received an annual retainer of $1,500 each. All members of the Strategic Committee received an annual retainer of $4,000 each. Each director was paid $2,500 per Board meeting attended, regardless of whether such director attended in person or via telephone, provided that no director received such payments in respect of more than five Board meetings per year. For each committee, each committee member was paid $1,000 per meeting attended, regardless of whether such committee member attended in person or via telephone, provided that no committee member received such payments in respect of more than five meetings of such committee per year, and further provided that no such five meeting maximum applied on payments for meetings of the Strategic Committee. For greater clarity, a director serving on more than one committee was entitled to receive payment for up to five meetings for each committee on which such director served, as well as payments to Strategic Committee members for an unlimited number of Strategic Committee meetings. Under the compensation plan, each director shall receive 50,000 share options annually, to be granted at the Corporation’s annual general meeting of shareholders.

The Corporation reimburses all travel and other expenses of directors while conducting business on behalf of the Corporation.

During the fiscal period ended December 31, 2007, stock options to purchase 391,700 common shares were granted to directors of the Corporation, pursuant to the 2007 directors’ compensation plan, not including options granted to Milos Djokovic in his capacity as an Executive Officer of the Corporation. See "Compensation of Executive Officers" below for details on stock options granted to Mr. Djokovic.

B.     Compensation of Executive Officers

1.      Summary Compensation

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation for the period ended December 31, 2007, in respect of individual(s) who were acting in a capacity of chief executive officer, chief financial officer, and the three other most highly compensated executive officers who earned in excess of CDN $150,000 in total salary and bonus during the fiscal year ended December 31, 2007 (the "Named Executive Officers").

Management Information Circular	Zi Corporation

Summary compensation table

		Annual Compensation(6)			Long-Term Compensation
					Awards		Payouts
						Restricted
						stock
						awards
						("RSA’s")
					Securities	or
				Other	under	restricted		All
				annual	options/	stock		other
				compen-	SARs	units	LTIP	compen-
Name and principal		Salary	Bonus	sation	granted	("RSUs")	payouts	sation
position	Year	($U.S.)	($U.S.)	($U.S.)	(#)	(#)	($U.S.)	($U.S.)

Milos Djokovic (1)	2007	300,000	260,000	See Note 5	900,000	Nil	Nil	Nil
President and Chief	2006	275,417	60,000	See Note 5	200,000	Nil	Nil	Nil
Executive Officer	2005	230,000	Nil	See Note 5	90,000	Nil	Nil	Nil
(previously Chief
Operating Officer)

Blair Mullin (2)	2007	332,406	48,965	Nil	50,000	Nil	Nil	Nil
Chief Financial	2006	109,706	Nil	Nil	Nil	Nil	Nil	Nil
Officer

Axel Bernstorff(3)	2007	190,153	Nil	34,387	50,000	Nil	Nil	Nil
Vice President,	2006	142,601	Nil	51,176	110,000	Nil	Nil	Nil
Global Sales	2005	42,396	Nil	Nil	10,000	Nil	Nil	Nil

Roland Williams(4)	2007	183,750	60,000	Nil	25,000	Nil	Nil	Nil
Senior Vice	2006	180,000	Nil	Nil	100,000	Nil	Nil	Nil
President Intellectual	2005	158,750	10,000	Nil	23,750	Nil	Nil	Nil
Property

Weigen Qiu(5)	2007	131,810	18,618	Nil	30,000	Nil	Nil	Nil
Director, R&D and	2006	118,868	22,040	Nil	10,000	Nil	Nil	Nil
Architecture	2005	107,309	20,638	Nil	10,000	Nil	Nil	Nil

Notes:

(1) Mr. Djokovic was appointed as President and Chief Executive Officer on May 26, 2006. Mr. Djokovic was appointed Chief Operating Officer and Chief Technology Officer on October 25, 2004.
(2) Mr. Mullin was appointed Chief Financial Officer on September 6, 2006, pursuant to an agreement with an executive services and consulting firm. The contract with the executive services and consulting firm was terminated as of December 31, 2007; however, Mr. Mullin remains as Chief Financial Officer.
(3) Mr. Bernstorff was appointed VP Global Sales on September 15, 2006, from his previous position as Director Sales, Europe on joining the Corporation on August 30, 2005.
(4) Dr. Williams has been employed by the Corporation in various capacities and at various times, since July 1995.
(5) Weigun Qiu has been employed with the Corporation since 1995, initially as a computer programmer. In February 2007, Mr. Qiu was promoted to the position of Director, R&D and Architecture
(6) For 2007 compensation, all Canadian dollar and British pound denominated compensation was converted to U.S. dollars at 0.9309 and 2.0016 respectively, being the average conversion rate for 2007. Other annual compensation is less than CDN$50,000 and less than 10 percent of the salary and bonus of the respective Named Executive Officer.

2.      Stock Options

The following table sets forth information in respect of all stock options, RSAs and RSUs granted to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2007.

Management Information Circular	Zi Corporation

				Market value of
	Securities	Percent of total		Securities
	under	Options/SARs		underlying
	Options/SARs	/RSAs/RSUs		Options/SARs/RSAs
	/RSAs/RSUs	granted to	Exercise or	RSUson the date of
	granted	employees in	base price	grant	Expiration
Name	(#)	financial year	($/Security)	($/Security)	date

Milos Djokovic (1)	900,000	38.1	See Note 1	See Note 1	See Note 1
Axel Bernstorff(2)	50,000	2.1	See Note 2	See Note 2	See Note 2
Blair Mullin(3)	50,000	2.1	See Note 4	See Note 4	See Note 4
Roland Williams(4)	25,000	1.1	See Note 3	See Note 3	See Note 3
Weigen Qiu(5)	30,000	1.3	See Note 5	See Note 5	See Note 5

Notes:

(1) During the year, the Corporation issued the following stock options to Mr. Djokovic: options to acquire 400,000 common shares at CDN$2.43 expiring February 28, 2012; and, options to acquire 500,000 common shares at CDN$1.15 expiring November 26, 2012. The market value of the common shares at the date of the grant was the same as the exercise price for the options granted to Mr. Djokovic prior to July 26, 2007. For options granted as of July 26, 2007 and thereafter, the exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(2) During the year, the Corporation issued to Mr. Bernstorff options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(3) During the year, the Corporation issued to Mr. Mullin options to acquire 50,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(4) During the year, the Corporation issued to Dr. Williams options to acquire 25,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

(5) During the year, the Corporation issued to Mr. Qiu options to acquire 30,000 common shares at CDN$1.15 expiring November 26, 2012. The exercise price for such options was equal to the higher of (i) the five day volume weighted average trading price of the common shares where such five day period ends on the trading day immediately prior to the date of grant and (ii) the closing price of the common shares on the trading day immediately prior to the date of grant.

The following table sets forth information in respect of all stock options and RSUs which were either exercised or not exercised by the Named Executive Officers during the Corporation’s fiscal year ended December 31, 2007.

Aggregated Option/SAR and RSU exercises during the most recently completed financial year and financial year-end option/SAR and RSU values

Management Information Circular	Zi Corporation

Name	Securities	Aggregate	Unexercised	Value of unexercised
	acquired on	value	Options/SARS/RSUs as	in-the-Money Options/SARs
	exercise (#)	realized(1)	at December 31, 2007	/RSUs at December 31, 2007(2)
		($U.S.)	exercisable/	exercisable/unexercisable
			unexercisable(#)	($U.S.)
			Exercisable	Exercisable
			520,000	Nil
			Unexercisable	Unexercisable
Milos Djokovic	Nil	Nil	900,000	Nil
			Exercisable	Exercisable
			96,916	Nil
			Unexercisable	Unexercisable
Roland Williams	Nil	Nil	58,334	Nil
			Exercisable	Exercisable
			53,333	Nil
			Unexercisable	Unexercisable
Axel Bernstorff	Nil	Nil	116,667	Nil
			Exercisable	Exercisable
			Nil	Nil
			Unexercisable	Unexercisable
Blair Mullin	Nil	Nil	50,000	Nil
			Exercisable	Exercisable
			51,500	Nil
			Unexercisable	Unexercisable
Weigen Qiu	Nil	Nil	30,000	Nil

Notes:

(1) The aggregate of the difference between the market value of the underlying securities at the time of exercise and the exercise price.
(2) "In-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year-end, exceeds the exercise or base price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2007 and the exercise price.

3.      Long-term Incentive Plans

The Corporation currently has no long-term incentive plans, other than stock options, RSAs and RSUs granted from time to time by the Board under the provisions of the Corporation’s Stock Incentive Plan described herein.

4.      Stock Appreciation Rights and Restricted Shares

No stock appreciation rights were granted by the Corporation to the Named Executive Officers of the Company during the last fiscal year ended December 31, 2007 or since incorporation.

5.      Stock Option and SAR Repricing

No repricing took place during the fiscal year ended December 31, 2007 with respect to stock options or stock appreciation rights held by the Named Executive Officers.

6.      Pension and Retirement Plans

The Corporation does not have any pension or retirement plan which is applicable to the Named Executive Officers other than as described below. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person other than as described in the succeeding paragraphs and the Corporation has provided no compensation to such persons as a result of a change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with any person who now acts as a Named Executive Officer resulting from the resignation, retirement or the termination of employment of such person other than as described herein.

Management Information Circular	Zi Corporation

7.      Employment Contracts

The Corporation entered into an employment agreement with Milos Djokovic on October 25, 2004 (as amended) pursuant to which Mr. Djokovic was appointed Chief Technology Officer and Chief Operating Officer of the Corporation. The terms of the agreement provided for Mr. Djokovic to be paid a base salary of US$230,000 per annum. The Corporation may terminate Mr. Djokovic’s employment upon payment of twelve months’ base salary plus an allowance for a bonus and forgone benefits. Effective May 26, 2006, Mr.Djokovic was promoted to President and CEO and his base salary increased to U.S. $300,000 per annum. Pursuant to Mr. Djokovic’s employment contract, in the event of a change of control of the Corporation and subject to certain conditions being met, all of his options may vest immediately. Mr. Djokovic was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an Interim Executive Services Agreement with an executive services and consulting firm on August 14, 2006 pursuant to which Blair Mullin was appointed Chief Financial Officer of the Corporation on September 6, 2006. The Interim Executive Services Agreement was terminated on December 31, 2007; however, Mr. Mullin continues as Chief Financial Officer at a salary of US$336,000 per annum. The Corporation may terminate Mr. Mullin’s employment upon thirty days written notice.

The Corporation entered into an employment agreement with Roland Williams on February 5, 2001 pursuant to which Dr. Williams was appointed Senior Vice President – Technical Innovations. The terms of the agreement provided for Dr. Williams to be paid a base salary of U.S. $150,000 per annum. Effective April 1, 2007, Dr. Williams’ base salary increased to US$185,000 per annum and his title was changed to Senior Vice President – Intellectual Property. The Corporation may terminate Dr. Williams’ employment upon payment of an amount equal to the base salary. Dr. Williams was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Axel Bernstorff on July 19, 2005 pursuant to which Mr. Bernstorff was appointed Director of Sales – Europe. The terms of the agreement provided for Mr. Bernstorff to be paid a base salary of 70,000 British Pounds per annum. Effective September 15, 2006 Mr. Bernstorff was promoted to Vice President – Global Sales and as such his base salary increased to 95,000 British Pounds per annum. The Corporation may terminate Mr. Bernstorff’s employment upon payment of three months’ annual remuneration. Pursuant to Mr. Bernstorff’s employment contract, in the event of a change of control of the Corporation, all of his options vest immediately. Mr. Bernstorff was required to execute a Confidentiality and Non-Competition agreement.

The Corporation entered into an employment agreement with Weigen Qiu effective February 16, 2000, pursuant to which Mr. Qiu was promoted to Director, R&D and Architecture. In 2007, Mr. Qiu was paid a salary of $141,594 Canadian dollars. Mr. Qiu was required to execute a Confidentiality and Non-Competition agreement.

C.     Other Compensation

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid legal fees to a law firm of which George Tai is a partner, amounting, in the aggregate, to $26,382.

During the Corporation’s fiscal year ended December 31, 2007, the Corporation accrued and/or paid consulting fees to a consulting firm of which Blair Mullin was a partner amounting, in aggregate, to $296,328.

The Corporation has set forth herein all required disclosure of additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed, which compensation was not offered on the same terms to all full-time employees) during the last completed fiscal year.

Management Information Circular	Zi Corporation

D.     Composition of Compensation Committee

During 2007, the Compensation Committee consisted of Robert Stefanski, as Chairman, Donald Moore and Richard Tingle (until his death on June 27, 2007). Currently, the Compensation Committee is comprised of Robert Stefanski, as Chairman, and Donald Moore. Under its charter, the Compensation Committee is responsible for reviewing management prepared policies and recommending to the Board of Directors the compensation policies and guidelines for senior officers and management personnel, corporate benefits, incentive plans, evaluation of the performance and compensation of the Chief Executive Officer and other senior management, compensation levels for members of the Board of Directors and committee members, a succession plan for the Chief Executive Officer and key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

1.      Report on Executive Compensation

The Compensation Committee advises the Board on the administration of the Corporation’s Stock Incentive Plan, and reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Compensation Committee consists of outside directors who report to the Board, which in turn gives final approval to compensation matters.

2.      Policies of the Compensation Committee

Under the direction of the Compensation Committee, the Company is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the design, development and administration of its compensation programs. The Compensation Committee recognizes the need to attract and retain a stable and focused leadership with the capability to manage the operations, finances and assets of the Corporation. As appropriate, the Compensation Committee recognizes and rewards exceptional individual contributions with highly competitive compensation. The major elements of the Corporation’s executive compensation program are salary, annual cash incentives and long-term incentives, through the granting of stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs").

3.      Base Salaries and Annual Cash Incentives

In connection with determining base salaries, the Corporation maintains an administrative framework of job levels into which positions are assigned based on internal comparability and external market data. The Compensation Committee’s goal is to provide base salaries, for its top performing employees, including its CEO, that are competitive with the Corporation’s peers and which also recognizes the differentials from such peers. The Committee references outside data consisting of management compensation surveys and reports and compares the base salaries of the Corporation’s executive officers with compensation data for comparable organizations available from such surveys and reports.

Annual cash incentive awards are given pursuant to a cash incentive plan, approved by the Board. Participation is determined according to job level and is intended to reward those individuals who have had, and will have, a significant impact on business results. The total amount of cash available for annual incentive awards is proposed by the Compensation Committee, and approved by the Board, by evaluating some or all of financial and non-financial criteria, including revenue, net income/operating profit, cash flow, net asset value growth and achievement of specific strategic goals. Individual target award levels increase in relation to job responsibilities so that the ratio of at-risk versus fixed compensation is greater for higher levels of management. Individual awards are intended to reflect a combination of personal, business unit and total company performance. In determining bonuses, the Committee considers profitability, as well as development growth, sales and customer growth, implementation of Zi product to its customers and individual effort in overall corporate development.

4.      Stock and Long-Term Incentives

The Board believes that employees should have a stake in the future of the Corporation and that their interests should be aligned with the interest of the Corporation’s shareholders. Under the Stock Incentive Plan, officers and key employees who are selected to participate are eligible to receive stock options, RSAs and RSUs that may be granted subject to a vesting period proposed by the Compensation Committee and approved by the Board to create a long-term incentive to increase shareholder value. Awards of stock options, RSAs and RSUs are supplementary to the cash incentive plan and are intended to increase the pay-at-risk component for officers and key employees. No RSAs or RSUs have been issued as at Record Date in respect of 2007 incentive compensation.

Management Information Circular	Zi Corporation

The Corporation has employment agreements or remuneration arrangements with all of its executive officers. Each agreement or arrangement provides for salary, benefits and bonuses for the executive officer, and for compensation if his or her employment is terminated. Many such agreements or arrangements provide for incentive stock option grants. Except as otherwise described herein, there are no agreements or other remuneration arrangements with any of the Corporation’s directors.

E.     Performance Graphs

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a CDN$100 investment was made on December 31, 2002) with the cumulative total return of the Toronto Stock Exchange 300 Composite Index, assuming reinvestment of dividends.

Comparison of cumulative return of S&P/TSX Composite Index and Zi Corporation

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the Common Shares of the Corporation (assuming a $100 investment was made on December 31, 2002) with the cumulative total return on the NASDAQ Stock MarketTM Composite Index in the United States, assuming reinvestment of dividends.

Management Information Circular	Zi Corporation

Board Mandate & Position Descriptions

The mandate of the Board of Directors is attached hereto as Schedule A and includes a written position description for the Chairman of the Board, the Chief Executive Officer of the Corporation and delineates the roles and responsibilities of the chair of each committee.

Chairman of the Board

The Chairman of the Board is a director and his role is manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chairman presides at each meeting of the Board and is responsible for coordinating with management to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairman is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties. The Chairman is also responsible for organizing the Board to function independently of management and arranges for the independent directors to meet without non-independent directors and management present. Most importantly, the Chairman is the Board’s role model for responsible, ethical and effective decision-making.

Mr. George Tai was appointed to the Board on April 11, 2007. Mr. Tai is not an independent Chairman by virtue of being a partner at Carscallen Leitch LLP, a law firm which provides legal services to the Corporation. Accordingly, Mr. Tai is unable to provide leadership to the independent directors. Mr. Tai’s appointment as Chairman is inconsistent with the Board Mandate. The Board is presently considering whether to amend the Mandate or endeavour to select an independent board member to serve as the Chairman under the current form of Mandate.

Attendance

The following table sets forth the attendance, whether in person or by telephone, of each director at meetings of the Board and, as applicable, the attendance of members of committees of the Board at committee meetings in 2007:

Director	Board	Audit	Compensation	Corporate	Strategic
		Committee	Committee	Governance	Committee
Committee
George Tai(1)	4/4	N/A	N/A	2/2	N/A
Richard D. Tingle(2)	4/6	N/A	2/3	1/1	N/A
H. Donald Hyde(3)	9/9	8/8	N/A	3/3	N/A
Donald P. Moore(4)	9/9	8/8	4/4	N/A	8/8
Milos Djokovic	9/9	N/A	N/A	N/A	7/8
Robert Paul Stefanski(5)	9/9	4/4	4/4	N/A	N/A
Andrew M. Gertler(6)	3/3	4/4	N/A	2/2	8/8
Michael E. Lobsinger	4/5	N/A	N/A	N/A	N/A

Notes:

(1) George Tai was appointed as a director and Chairman of the Board on April 11, 2007 and assumed the role of Chairman on July 26, 2007. Mr. Tai is the Chairman of the Corporation’s Corporate Governance Committee.
(2) Richard Tingle was elected to the Board in December 2004 and served as the Chairman of the Board from May 2006 until his death on June 27, 2007. Prior to his death, Mr. Tingle served as the chair of the Corporate Governance Committee and as a member of the Compensation Committee.
(3) Donald Hyde was elected as a director at the Corporation’s annual general meeting held in June 2003 and is currently the chair of the Audit Committee and serves on the Corporate Governance Committee.
(4) Donald Moore was elected to the Board in August 2004 and is currently a member of the Audit Committee, the Compensation Committee and the Strategic Committee.
(5) Robert Stefanski was elected to the Board on December 22, 2006. Mr. Stefanski is currently the chair of the Compensation Committee and also served as a member of the Audit Committee until July 26, 2007.

Management Information Circular	Zi Corporation

All Other Fees

The Corporation did not purchase any other services from Ernst & Young LLP or from Deloitte & Touche LLP in 2007.

The Corporation’s Audit Committee has adopted a policy and procedures for the approval of audit and non-audit services rendered by our independent registered chartered accountants, Ernst & Young LLP, other than any de minimus non-audit services allowed by applicable law or regulation. The policy generally requires the Audit Committee’s approval of the scope of the engagement of our independent registered chartered accountants on an individual basis. The policy prohibits retention of the independent registered chartered accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also considers whether proposed services are compatible with the independence of the registered chartered accountants. The Audit Committee has approved all of the audit fees, audit-related fees and tax fees from May 2003 onward.

Indebtedness of Directors and Officers

No director, executive officer, senior officer or any of their respective associates or affiliates or any proposed nominee director is or has been at any time since the beginning of the last completed fiscal year indebted to the Corporation or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation or any of its subsidiaries.

Interest of Insiders in Material Transactions and Matters to be Acted Upon

Other than as described elsewhere in the Circular, the Corporation is not aware of any other material transaction involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing.

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any director, executive officer, proposed nominee for election as a director or any associate or affiliate of any of the foregoing in any matter to be acted upon at the Meeting.

General

Except as otherwise set forth herein, all matters to be brought before the Meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Shareholders may contact the Corporate Secretary to obtain copies of the Corporation’s financial statements and MD&A free of charge.

Financial information is provided in the Corporation’s comparative financial statements and MD&A for the Corporation’s most recently completed financial year.